                                            Filed pursuant to Rule No. 424(B)(3)
                                                              File No. 333-56406



PROSPECTUS

                                  $829,823,000

                         [LOGO OF DANAHER CORPORATION]

                     Liquid Yield Option(TM) Notes due 2021
                             (Zero Coupon--Senior)
                                      And
                           Common Stock Issuable upon
                            Conversion of the LYONs

   We issued the LYONs in a private placement at an issue price of $623.63 per LYON. This prospectus will be used by selling securityholders to resell LYONs and the shares of our common stock issuable upon conversion of LYONs.

   The LYONs are convertible any time prior to maturity into common stock at a conversion rate of 7.2676 shares of our common stock per LYON, subject to adjustment in certain events.

   We will pay contingent interest to the holders of LYONs during any six-month period commencing after January 22, 2004 if the average market price of a LYON for a measurement period preceding such six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON. Except for the contingent interest described above, we will not pay interest on the LYONs prior to maturity. The principal amount at maturity of each LYON is $1,000. The issue price represents a yield to maturity of 2.375% per year.

   We may redeem all or a portion of the LYONs on or after January 22, 2004 at the prices set forth in "Description of the LYONs--Redemption of LYONs at the Option of Danaher." Holders may require us to repurchase their LYONs at a price of $669.40 per LYON on January 22, 2004 and $789.70 per LYON on January 22, 2011. In addition, holders may require us to repurchase the LYONs upon a change in control occurring on or before January 22, 2004.

   Upon the occurrence of a Tax Event, we may have interest instead of future original issue discount accrue on each LYON from the option exercise date at 2.375% per year on the restated principal amount.

   Our common stock currently trades on the New York Stock Exchange under the symbol "DHR." The last reported sale price of our common stock on the New York Stock Exchange on March 12, 2001 was $60.11 per share.

                               ----------------

   Investing in the LYONs involves risks that are described in the "Risk Factors Relating to the LYONs" section beginning on page 12 of this prospectus.

                               ----------------

   We will not receive any of the proceeds from the sale of the LYONs or shares of common stock by any of the selling securityholders. The LYONs and the shares of common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the shares of common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. Any profits realized by the selling securityholders may be deemed to be underwriting commissions. If the selling securityholders use any broker-dealers, any commissions paid to broker-dealers and, if broker- dealers purchase any LYONs or common stock as principals, any profits received by such broker-dealers on the resale of the LYONs or common stock, may be deemed to be underwriting discounts or commissions under the Securities Act.

   Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is March 16, 2001.

(TM)Trademark of Merrill Lynch & Co., Inc.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Where You Can Find More Information........................................   3
Forward Looking Information................................................   5
Summary....................................................................   6
Risk Factors Relating to the LYONs.........................................  12
Use of Proceeds............................................................  13
Ratio of Earnings to Fixed Charges.........................................  13
Description of LYONs.......................................................  14
Certain United States Federal Income Tax Consequences......................  28
Selling Securityholders....................................................  33
Plan of Distribution.......................................................  34
Legal Matters..............................................................  36
Experts....................................................................  36

                      WHERE YOU CAN FIND MORE INFORMATION

   Danaher files annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following locations of the SEC:

    Public Reference Room Northeast Regional Office Midwest Regional Office 450 Fifth Street, N.W. 7 World Trade Center 500 West Madison Street
          Room 1024                Suite 1300               Suite 1400
   Washington, D.C. 20549   New York, New York 10048  Chicago, Illinois 60661

   You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates.

   The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Danaher, who file electronically with the SEC. The address of that site is www.sec.gov.

   You can also inspect reports, proxy statements and other information about Danaher at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that Danaher has previously filed with the SEC. These documents contain important information about Danaher and its finances.

   DANAHER SEC FILINGS (File No.
   001-08089)                                         PERIOD
   -----------------------------      ---------------------------------------
   Annual Report on Form 10-K         Fiscal year ended December 31, 1999

   Quarterly Reports on Forms 10-Q    Quarterly periods ended March 31, 2000,
                                      June 30, 2000 and September 29, 2000

   Current Reports on Form 8-K        Filed on January 22, 2001

   The description of Danaher common Filed on November 3, 1986 stock as set forth in its Registration Statement on Form
   8-B, including all Amendments and
   reports filed for the purpose of
   updating such description

   All documents filed by Danaher with the SEC from the date of this prospectus to the end of the offering of the LYONs and shares of common stock under this document shall also be deemed to be incorporated herein by reference.

   You may request a copy of these filings at no cost, by writing or calling Danaher at the following address or telephone number:

       Danaher Corporation
       1250 24th Street, N.W., Suite 800
       Washington, D.C. 20037
       (202) 828-0850

   Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

   We have not authorized anyone to give any information or make any representation about the offering that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                          FORWARD LOOKING INFORMATION

   Certain information included or incorporated by reference in this document may be deemed to be "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, that address activities, events or developments that Danaher intends, expects, projects, believes or anticipates will or may occur in the future are forward looking statements. Such statements are characterized by terminology such as "believe," "anticipate," "should," "intend," "plan," "will," "expects," "estimates," "projects," "positioned," "strategy," and similar expressions. These statements are based on assumptions and assessments made by Danaher management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. These forward looking statements are subject to a number of risks and uncertainties, including but not limited to continuation of Danaher's longstanding relationship with major customers, Danaher's ability to integrate acquired businesses into its operations and realize planned synergies, the extent to which acquired businesses are able to meet Danaher's expectations and operate profitably, changes in regulations (particularly environmental regulations) which could affect demand for products in the Process/Environmental Controls segment and unanticipated developments that could occur with respect to contingencies such as environmental matters and litigation. In addition, Danaher is subject to risks and uncertainties that affect the manufacturing sector generally including, but not limited to, economic, competitive, governmental and technological factors affecting Danaher's operations, markets, products, services and prices. Any such forward looking statements are not guarantees of future performances and actual results, developments and business decisions may differ from those envisaged by such forward looking statements. Danaher disclaims any duty to update any forward looking statements, all of which are expressly qualified by the foregoing.

                                    SUMMARY

   The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms "Danaher," "we," "our" and "us" refer to Danaher Corporation and its consolidated subsidiaries, unless otherwise specified.

                              Danaher Corporation

   Danaher Corporation designs, manufactures and markets industrial and consumer products with strong brand names, proprietary technology and major market positions in two principal segments: Process/ Environmental Controls and Tools and Components. For the year ended December 31, 1999, the
Process/Environmental Controls and Tools and Components segments comprised approximately 58% and 42% of net sales, respectively.

   The Process/Environmental Controls segment is a leading producer of leak detection systems for underground fuel storage tanks, compact professional electronic test tools, water quality analytical instrumentation and motion, position, speed, temperature, pressure, level, flow, particulate and power reliability, quality control and safety devices. Businesses included in Danaher's Process/Environmental Controls segment include Hach Company, Fluke, Veeder-Root, Danaher Industrial Controls Group, American Precision Industries, Kollmorgen Corporation, Warner Electric, QualiTROL Corporation, A.L. Hyde Company, McCrometer, Cyberex, Current Technology, United Power Corporation, the controls product line business units of Joslyn Corporation and Pacific Scientific Company, InMotion Controls, M&M Precision Systems, Gems Sensors and the Dr. Bruno Lange Group. These products are distributed by Danaher's sales personnel and independent representatives to original equipment manufacturers, distributors and other end users. Danaher's strategy in the Process/Environmental Controls segment is to concentrate on the expansion of its key strategic product lines, including environmental, electronic test and measurement, motion, power quality and others.

   In its Tools and Components segment, Danaher is a leading producer and distributor of general purpose mechanics' hand tools and automotive specialty tools, as well as tool boxes and storage devices, diesel engine retarders, wheel service equipment, drill chucks, custom designed headed tools and components, hardware and components for the power generation and transmission industries, precision socket screws, fasteners and miniature precision parts. This segment is one of the largest worldwide producers and distributors of general purpose mechanics' hand tools and automotive specialty tools. Businesses included in the Tools and Components segment include the Danaher Hand Tool Group (including Special Markets, Professional Tool Division and Asian Tool Division), Matco Tools, Jacobs Chuck Manufacturing Company, Delta Consolidated Industries, Jacobs Vehicle Systems Company, Hennessy Industries and the hardware and electrical apparatus lines of Joslyn Manufacturing Company. Danaher's business strategy in this segment is focused on increasing sales to existing customers, broadening channels of distribution, developing new products, expanding geographically and achieving production efficiencies and enhanced quality and customer service.

   Danaher manages its two principal business segments with a management philosophy which it calls the "Danaher Business System." The Danaher Business System is based on the following principles:

  .   continuous improvement, a concept embodied in the Japanese word
      "Kaizen";

  .   management process based on Policy Deployment;

  .   total associate involvement;

  .   performance measured by customer satisfaction; and

  .   enhanced profitability.

   The Danaher Business System approach uses customer satisfaction as a guideline for continuous improvements in quality, delivery, cost and growth within its businesses. Danaher uses the Policy Deployment management process to develop one-year operating plans that reflect the company's long-term strategic objectives and link major strategic objectives with specific support plans throughout the organization. The Danaher Business System's focus on associate involvement includes fostering a team working environment and encouraging personnel development and creativity. Danaher measures its performance in terms of customer satisfaction, gauged by improvements in quality, on-time delivery, cost position and service. Finally, the Danaher Business System focuses on enhancing Danaher's profitability to allow for long term growth. Danaher began employing the Danaher Business System in its core businesses in 1988 and created an executive level function to train associates of existing and acquired businesses in 1992.

   Danaher was incorporated in the State of Delaware on October 3, 1986 and its principal executive offices are located at 1250 24th Street, N.W., Suite 800, Washington, D.C. 20037. Its telephone number is (202) 828-0850.

   For additional information concerning Danaher, please see Danaher's Form 10-K and other filings with the SEC, which are incorporated by reference into this document. See "Where You Can Find More Information."

                              Current Developments

   On January 22, 2001, Danaher completed a private placement of $721,585,000 principal amount at maturity of LYONs due 2021. On February 5, 2001, Danaher issued and sold an additional $108,238,000 principal amount at maturity of LYONs due 2021, pursuant to the exercise of the overallotment option granted to Merrill Lynch, Pierce, Fenner & Smith Incorporated, whom we will refer to in this prospectus as the Initial Purchaser. Danaher received aggregate net proceeds of approximately $505 million from the issuance and sale of the LYONs described in the preceding two sentences. Each $1,000 principal amount at maturity LYON was issued at 62.363% of principal amount at maturity, provides a yield to maturity of 2.375% per annum and is convertible into 7.2676 shares of Danaher common stock at any time prior to maturity. Holders may require Danaher to repurchase the LYONs on January 22, 2004 at a price of $669.40 per LYON or on January 22, 2011 at a price of $789.70 per LYON. The proceeds of that offering are being used to repay borrowings incurred by Danaher under uncommitted lines of credit and for general corporate purposes, including potential future acquisitions.

   On January 8, 2001, Danaher announced that George Sherman will retire as President, Chief Executive Officer and director of Danaher at the company's annual meeting in May 2001. At that time, Danaher will appoint H. Lawrence Culp, Jr. as the company's President and Chief Executive Officer. Danaher also expects that Mr. Culp will be elected to Danaher's Board of Directors at that time.

   On January 2, 2001, Danaher announced that it had completed its acquisition of United Power Corporation for a purchase price of approximately $100 million in cash. United Power designs and manufactures electrical power distribution units and other power quality products used to regulate and condition power in data, telecom, and factory applications. United Power had revenues of approximately $40 million in its fiscal year ended December 31, 2000. United Power is being included in Danaher's Process/Environmental Controls segment.

   On December 19, 2000, Danaher announced that it had completed its acquisition of the Zellweger Analytics water analysis business from Zellweger Luwa, AG for a purchase price of approximately $40 million in cash. The Zellweger Analytics water business, with approximately $30 million in revenues in its fiscal year ended December 31, 2000, is a market leader in ultra-pure, drinking, and waste water analysis in Europe and the U.S. The business is a leader in industrial pH, conductivity, and total organic carbon instruments, and the acquisition also provides Danaher with high-end automated laboratory measurement capabilities in the ion analysis and chromatography markets. The Zellweger Analytics water business is being included in Danaher's Process/Environmental Controls segment.

                                  The Offering

LYONs.......................  $829,823,000 aggregate principal amount at maturity of LYONs due January 22, 2021. We will not pay interest on the LYONs prior to maturity unless contingent interest becomes payable. Each LYON was issued at a price of $623.63 per LYON and a principal amount at maturity of $1,000.

Maturity of LYONs...........  January 22, 2021.

Yield to Maturity of          2.375% per year, computed on a semiannual bond
 LYONs......................  equivalent basis, calculated from January 22,
                              2001, excluding any contingent interest.

Conversion Rights...........  Holders may convert the LYONs at any time on or before the maturity date, unless the LYONs have been previously redeemed or purchased. For each LYON converted, we will deliver 7.2676 shares of our common stock. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. Upon conversion, the holder will not receive any cash payment representing accrued original issue discount; accrued original issue discount will be deemed paid by the shares of common stock received by the holder of LYONs on conversion.

Ranking.....................  The LYONs are unsecured and unsubordinated obligations and rank equal in right of payment to all our existing and future unsecured and unsubordinated indebtedness. However, the LYONs are effectively subordinated to all existing and future obligations of our subsidiaries. As of September 29, 2000, we had approximately $710 million of indebtedness outstanding. As of September 29, 2000, our subsidiaries had approximately $95 million of indebtedness outstanding.

Original Issue Discount.....  We issued each of the LYONs at an issue price significantly below the principal amount at maturity of the LYONs. This original issue discount accrues daily at a rate of 2.375% per year beginning on January 22, 2001, calculated on a semiannual bond equivalent basis, using a 360-day year composed of twelve 30-day months. The accrual of imputed interest income, also referred to as tax original issue discount, as calculated for United States federal income tax purposes, will exceed the accrued original issue discount.

Contingent Interest.........  We will pay contingent interest to the holders of
                              LYONs during any six-month period from January 23 to July 22 and from July 23 to January 22, commencing January 23, 2004, if the average market price of a LYON for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON to the day immediately preceding the relevant six-month period.

                              Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the second trading day immediately preceding such record date.

                              The amount of contingent interest payable per LYON in respect of any quarterly period will equal the greater of:

                              . regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares of common stock issuable upon conversion of a LYON, or

                              . 0.0315% of such average market price of a LYON for the five trading day period referred to above.

                              Contingent interest, if any, will accrue and be payable to holders of LYONs as of the record date for the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, to holders of LYONs as of the fifteenth day preceding the last day of the relevant six-month period. Such payments will be paid on the payment date of the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, on the last day of the relevant six-month period. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.

Tax Original Issue
 Discount...................  The LYONs are debt instruments subject to the contingent payment debt regulations. You should be aware that, even if we do not pay any cash interest (including any contingent interest) on the LYONs, you will be required to include interest in your gross income for United States federal income tax purposes. This imputed interest, also referred to as tax original issue discount, will accrue at a rate equal to 7.87% per year, computed on a semiannual bond equivalent basis, which represents the yield on our noncontingent, nonconvertible, fixed-rate debt with terms otherwise similar to the LYONs. The rate at which the tax original issue discount will accrue for United States federal income tax purposes shall exceed the stated yield of 2.375% for the accrued original issue discount.

                              You will also recognize gain or loss on the sale, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, exchange, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See "Certain United States Federal Income Tax Considerations."

Sinking Fund................  None.

Redemption of LYONs at the
 Option of Danaher..........  We may redeem all or a portion of the LYONs for cash at any time on or after January 22, 2004, at the redemption prices set forth in this prospectus. See "Description of LYONs--Redemption of LYONs at the Option of Danaher."

Purchase of LYONs by
 Danaher at the Option of
 the Holder.................  Holders may require us to purchase all or a portion of their LYONs on either of the following dates at the following prices:

                              . on January 22, 2004 at a price of $669.40 per LYON; and

                              . on January 22, 2011 at a price of $789.70 per LYON.

                              We may choose to pay the purchase price in cash, shares of common stock or a combination of cash and shares of common stock. See "Description of LYONs--Purchase of LYONs by Danaher at the Option of the Holder."

Change in Control...........  Upon a change in control of Danaher occurring on or before January 22, 2004, each holder may require us to purchase all or a portion of such holder's LYONs in cash at a price equal to the issue price of such LYONs plus accrued original issue discount to the date of purchase. See "Description of LYONs--Change in Control Permits Purchase of LYONs by Danaher at the Option of the Holder."

Optional Conversion to
 Semiannual Coupon Notes
 Upon Tax Event.............  From and after the occurrence of a Tax Event, at the option of Danaher, interest instead of future original issue discount shall accrue on each LYON from the option exercise date at 2.375% per year on the restated principal amount and shall be payable semiannually on each interest payment date to holders of record at the close of business on each regular record date immediately preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, the option exercise date. In such event, the redemption price, purchase price and change in control purchase price shall be adjusted, and no future contingent interest will be paid on the LYONs. However, there will be no changes in the holder's conversion rights.

Events of Default...........  If there is an event of default on the LYONs, the issue price of the LYONs plus the accrued original issue discount may be declared immediately due and payable. These amounts automatically become due and payable in certain circumstances.

Use of Proceeds.............  We will not receive any of the proceeds from the sale by any selling securityholder of the LYONs or the shares of common stock issuable upon conversion of the LYONs. See "Use of Proceeds."

DTC Eligibility.............  The LYONs have been issued in book-entry form and are represented by one or more permanent global certificates deposited with a custodian for and registered in the name of a nominee of DTC in New York, New York. Beneficial interests in any such securities are shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of LYONs--Book-Entry System."

Trading.....................  The LYONs issued in the initial private placement are eligible for trading in the PORTAL system. LYONs sold using this prospectus, however, will no longer be eligible for trading in the PORTAL system. Our common stock is traded on the New York Stock Exchange under the symbol "DHR."

                       RISK FACTORS RELATING TO THE LYONS

   Prospective investors should carefully consider the following information with the other information contained in or incorporated into this prospectus before purchasing any LYONs.

An active trading market for LYONs may not develop.

   We cannot assure you that an active trading market for the LYONs will develop or as to the liquidity or sustainability of any such market, the ability of holders to sell their LYONs or the price at which holders of the LYONs will be able to sell their LYONs. Future trading prices of the LYONs will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.

We may not have the ability to raise the funds necessary to finance the change in control purchase or the purchase at the option of the holder.

   On January 22, 2004 and 2011 and upon the occurrence of specific kinds of change in control events occurring on or before January 22, 2004, holders of LYONs may require us to purchase their LYONs. However, it is possible that we would not have sufficient funds at that time to make the required purchase of LYONs. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change in control under the indenture. See "Description of LYONs-- Purchase of LYONs by Danaher at the Option of the Holder" and "--Change in Control Permits Purchase of LYONs by Danaher at the Option of the Holder."

Our holding company structure results in structural subordination and may affect our ability to make payments on LYONs.

   The LYONs are obligations exclusively of Danaher. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the LYONs, depends upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans and other payments by our subsidiaries to us.

   Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the LYONs or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

   Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the LYONs to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

You should consider the United States federal income tax consequences of owning LYONs.

   The LYONs are characterized as indebtedness of ours for United States federal income tax purposes. Accordingly, you will be required to include, in your income, interest with respect to the LYONs.

   The LYONs will constitute contingent payment debt instruments. As a result, you will be required to include amounts in income, as ordinary income, in advance of the receipt of the cash attributable thereto. The amount of interest income required to be included by you for each year will be in excess of the yield to maturity of the LYONs. You will recognize gain or loss on the sale, purchase by us at your option, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, purchase by us at your option, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, purchase by us at your option, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. A summary of the United States federal income tax consequences of ownership of the LYONs is described in this prospectus under the heading "Certain United States Federal Income Tax Considerations."

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the LYONs, or shares of common stock issuable upon conversion of the LYONs, by the selling securityholders.

                       RATIO OF EARNINGS TO FIXED CHARGES

   Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

      Fiscal Year Ended December 31,                          Nine Months Ended
      ------------------------------                     ---------------------------------
                                                         October 1,       September 29,
   1995      1996       1997       1998       1999          1999              2000
   ----      ----       ----       ----       ----       ----------       -------------
   4.8x      6.4x       5.0x       3.3x       5.2x          4.6x              4.9x

   These ratios include Danaher Corporation and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated. For these ratios, earnings consist of net income and fixed charges consist of interest and rent expenses.

                              DESCRIPTION OF LYONS

   We issued the LYONs under an indenture dated as of January 22, 2001, between us and SunTrust Bank, as trustee. The following summary is not complete, and is subject to, and qualified by reference to, all of the provisions of the LYONs and the indenture. As used in this description, the words "we," "us," "our" or "Danaher" do not include any current or future subsidiary of Danaher Corporation.

General

   On January 22, 2001, we issued and sold $721,585,000 aggregate principal amount at maturity of the LYONs in a private placement. On February 5, 2001, we issued and sold an additional $108,238,000 aggregate principal amount at maturity of the LYONs, pursuant to the exercise of the Initial Purchaser's overallotment option. The LYONs will mature on January 22, 2021. The principal amount at maturity of each LYON is $1,000. The LYONs are payable at the office of the paying agent, which initially is an office or agency of the trustee in the Borough of Manhattan, The City of New York.

   We issued each LYON at an issue price of $623.63 per LYON, which represents a substantial discount from its principal amount at maturity. Except as described below, we will not make periodic payments of interest on the LYONs, other than contingent interest payments, if any. However, the LYONs will accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a LYON. The calculation of the accrual of original issue discount will be on a semiannual bond equivalent basis using a 360-day year composed of twelve 30-day months. Original issue discount began to accrue on January 22, 2001, the issue date of the LYONs.

   The LYONs are debt instruments subject to the contingent payment debt regulations. The LYONs were issued with original issue discount for United States federal income tax purposes. Even if we do not pay any cash interest (including any contingent interest) on the LYONs, holders will be required to include accrued tax original issue discount in their gross income for United States federal income tax purposes. The rate at which the tax original issue discount will accrue will exceed the stated yield of 2.375% for the accrued original issue discount described above. See "Certain United States Federal Income Tax Considerations."

   Maturity, conversion, purchase by us at the option of a holder or redemption of a LYON will cause original issue discount and interest, if any, to cease to accrue on such LYON. We may not reissue a LYON that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

   LYONs may be presented for conversion at the office of the conversion agent, and for exchange or registration of transfer at the office of the registrar, each such agent initially being the trustee. No service charge will be made for any registration of transfer or exchange of LYONs. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

Book-Entry System

   The LYONs have been issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the LYONs, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of LYONs under the global securities or the indenture. Danaher and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

   LYONs represented by one or more global securities will be exchangeable for certificated securities with the same terms only if:

  . DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and a successor depositary is not appointed by us within 90 days;

  . we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

  .   a default under the indenture occurs and is continuing.

   DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including the Initial Purchaser, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Ranking of LYONs

   The LYONs are unsecured and unsubordinated obligations. The LYONs rank equal in right of payment to all of our existing and future unsecured and unsubordinated indebtedness. However, we are a holding company and the LYONs are effectively subordinated to all existing and future obligations of our subsidiaries. See "Risk Factors Relating to the LYONs--Our holding company structure results in structural subordination and may affect our ability to make payments on LYONs."

   As of September 29, 2000, we had approximately $710 million of total indebtedness outstanding. As of September 29, 2000, our subsidiaries had approximately $95 million of indebtedness outstanding.

Conversion Rights

   A holder may convert a LYON, in multiples of $1,000 principal amount at maturity, into common stock at any time before the close of business on January 22, 2021. However, a holder may convert a LYON only until the close of business on the second business day immediately preceding the redemption date if we call a LYON for redemption. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the LYON may be converted only if such notice is withdrawn in accordance with the indenture.

   The initial conversion rate is 7.2676 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash in an amount equal to the value of such fractional share based on the Sale Price, as defined below, on the trading day immediately preceding the conversion date.

   On conversion of a LYON, a holder will not receive any cash payment of interest representing accrued original issue discount. Our delivery to the holder of the fixed number of shares of common stock into which the LYON is convertible, together with any cash payment for such holder's fractional shares, will be deemed:

  . to satisfy our obligation to pay the principal amount at maturity of the LYON; and

  . to satisfy our obligation to pay accrued original issue discount attributable to the period from the issue date through the conversion date.

   As a result, accrued original issue discount is deemed to be paid in full rather than cancelled, extinguished or forfeited.

   No contingent interest or, if we exercise our option to have interest instead of accrued original issue discount accrue on a LYON following a Tax Event, interest will be paid on any LYON that is converted, except as described below. If contingent interest or interest is payable to holders of LYONs during any particular six-month period, and such LYONs are converted after the applicable accrual or record date therefor, such LYONs upon surrender must be accompanied by funds equal to the amount of contingent interest or interest payable on the principal amount of LYONs so converted, unless such LYONs have been called for redemption, in which case no such payment shall be required.

   The conversion rate will not be adjusted for accrued original issue discount. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of common stock upon conversion, see "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

   To convert a LYON into shares of common stock, a holder must:

  . complete and manually sign the conversion notice on the back of the LYON or complete and manually sign a facsimile of the conversion notice and deliver the conversion notice to the conversion agent;

  .   surrender the LYON to the conversion agent;

  . if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

  .   if required, pay all transfer or similar taxes.

   Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

   The conversion rate will be adjusted for:

  . dividends or distributions on our common stock payable in common stock or other capital stock of Danaher;

  . subdivisions, combinations or certain reclassifications of our common stock;

  . distributions to all holders of our common stock of certain rights entitling them to purchase, for a period expiring within 60 days, shares of common stock at less than the quoted price at the time; and

  . distributions to such holders of our assets or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 10% of the Sale Price on the day preceding the date of declaration of such dividend or other distribution).

   However, no adjustment need be made if holders may participate in the transaction or in certain other cases. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities, applicable to one share of common stock, distributed to shareholders:

  .   equals or exceeds the average quoted price of the common stock, or

  . such average quoted price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00,

rather than being entitled to an adjustment in the conversion rate, the holder of a LYON will be entitled to receive upon conversion, in addition to the shares of common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such LYON immediately prior to the record date for determining the shareholders entitled to receive the distribution.

   The indenture permits us to increase the conversion rate from time to time.

   If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a LYON into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of Danaher or another person which the holder would have received if the holder had converted the holder's LYONs immediately prior to the transaction.

   In the event of

  . a taxable distribution to holders of common shares which results in an adjustment of the conversion rate; or

  .   an increase in the conversion rate at our discretion,

the holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to federal income tax as a dividend. See "Certain United States Federal Income Tax Considerations--Constructive Dividends."

   If we exercise our option to have interest instead of original issue discount accrue on a LYON following a Tax Event, the holder will be entitled on conversion to receive the same number of shares of common stock the holder would have received if we had not exercised such option. If we exercise this option, LYONs surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the next interest payment date, unless such LYONs have been called for redemption, must be accompanied by payment of an amount equal to the interest that the registered holder is to receive on the LYON. Except where LYONs are surrendered for conversion after a record date as described above, we will not pay interest on converted LYONs on any interest payment date subsequent to the date of conversion. See "--Optional Conversion to Semiannual Coupon Note Upon Tax Event."

Contingent Interest

   Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of LYONs during any six-month period from January 23 to July 22 and from July 23 to January 22, commencing January 23, 2004, if the average market price of a LYON for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON to the day immediately preceding the relevant six-month period. See "--Redemption of LYONs at the Option of Danaher" for some of these values. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the second trading day immediately preceding such record date.

   The amount of contingent interest payable per LYON in respect of any quarterly period will equal the greater of regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares of common stock issuable upon conversion of a LYON or 0.0315% of such average market price of a LYON for the five trading day period referred to above.

   Contingent interest, if any, will accrue and be payable to holders of LYONs as of the record date for the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, to holders of LYONs as of the fifteenth day preceding the last day of the relevant six-month period. Such payments will be paid on the payment date of the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, on the last day of the relevant six-month period. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.

   Regular cash dividends are quarterly or other periodic cash dividends on our common stock as declared by our board of directors as part of its cash dividend payment practices and that are not designated by them as extraordinary or special or other nonrecurring dividends.

   The market price of a LYON on any date of determination means the average of the secondary market bid quotations per LYON obtained by the bid solicitation agent for $10 million principal amount at maturity of LYONs at approximately 4:00 p.m., New York City time, on such determination date from three unaffiliated securities dealers we select, provided that if:

  . at least three such bids are not obtained by the bid solicitation agent, or

  . in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the LYONs,

then the market price of the LYON will equal (a) the then applicable conversion rate of the LYONs multiplied by (b) the average Sale Price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

   The bid solicitation agent will initially be SunTrust Bank. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the LYONs.

   Upon determination that LYON holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release and publish such information on our web site on the World Wide Web.

Redemption of LYONs at the Option of Danaher

   No sinking fund is provided for the LYONs. Prior to January 22, 2004, the LYONs will not be redeemable at our option. Beginning on January 22, 2004, we may redeem the LYONs for cash as a whole at any time, or in part from time to time. We will give not less than 15 days nor more than 60 days notice of redemption by mail to holders of LYONs.

   The table below shows redemption prices of a LYON on January 22, 2004, at each January 22 thereafter prior to maturity and at maturity on January 22, 2021. These prices reflect the accrued original issue discount calculated to each such date. The redemption price of a LYON redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table.

                                                               (2)
                                                       (1)   Accrued     (3)
                                                      LYON   Original Redemption
                                                      Issue   Issue     Price
                    Redemption Date                   Price  Discount (1) + (2)
                    ---------------                  ------- -------- ----------
   January 22:
   2004............................................. $623.63 $ 45.77  $  669.40
   2005.............................................  623.63   61.77     685.40
   2006.............................................  623.63   78.14     701.77
   2007.............................................  623.63   94.91     718.54
   2008.............................................  623.63  112.07     735.70
   2009.............................................  623.63  129.65     753.28
   2010.............................................  623.63  147.65     771.28
   2011.............................................  623.63  166.07     789.70
   2012.............................................  623.63  184.94     808.57
   2013.............................................  623.63  204.26     827.89
   2014.............................................  623.63  224.04     847.67
   2015.............................................  623.63  244.29     867.92
   2016.............................................  623.63  265.02     888.65
   2017.............................................  623.63  286.26     909.89
   2018.............................................  623.63  307.99     931.62
   2019.............................................  623.63  330.25     953.88
   2020.............................................  623.63  353.04     976.67
   At stated maturity...............................  623.63  376.37   1,000.00

   If converted to semiannual coupon notes following the occurrence of a Tax Event, the LYONs will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion through the redemption date. However, in no event may the LYONs be redeemed prior to January 22, 2004. See "--Optional Conversion to Semiannual Coupon Note Upon Tax Event."

   If less than all of the outstanding LYONs are to be redeemed, the trustee shall select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion shall be deemed to be the portion selected for redemption.

Purchase of LYONs by Danaher at the Option of the Holder

   On January 22, 2004 and 2011, holders may require us to purchase any outstanding LYON for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on such purchase date.

   The purchase price of a LYON will be:

  .   $669.40 per LYON on January 22, 2004; and

  .   $789.70 per LYON on January 22, 2011.

   These purchase prices equal the issue price plus accrued original issue discount to the purchase dates. We may, at our option, elect to pay the purchase price in cash, shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

   If prior to a purchase date the LYONs have been converted to semiannual coupon LYONs following the occurrence of a Tax Event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the purchase date. See "--Optional Conversion to Semiannual Coupon Note Upon Tax Event."

   We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

  . whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

  . if we elect to pay in common stock the method of calculating the Market Price of the common stock; and

  . the procedures that holders must follow to require us to purchase their LYONs.

   The purchase notice given by each holder electing to require us to purchase LYONs shall be given to the paying agent no later than the close of business on the purchase date and must state:

  . the certificate numbers of the holder's LYONs to be delivered for purchase;

  . the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

  . that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

  . in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

    (1) to withdraw the purchase notice as to some or all of the LYONs to which it relates, or

    (2) to receive cash in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

   If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances.

   Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

  .   the principal amount at maturity being withdrawn;

  .   the certificate numbers of the LYONs being withdrawn; and

  . the principal amount at maturity, if any, of the LYONs that remains subject to the purchase notice.

   If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in common stock divided by the Market Price of a share of common stock. We will pay cash based on the Market Price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Certain United States Federal Income Tax Considerations-- Sale, Exchange, Conversion or Redemption."

   The "Market Price" means the average of the Sale Prices of the common stock for the five trading day period ending on the third business day prior to the applicable purchase date. If the third business day prior to the applicable purchase date is not a trading day, the five trading day period shall end on the last trading day prior to such third business day. We will appropriately adjust the Market Price to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

   The "Sale Price" of the common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated.

   Because the Market Price of the common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such Market Price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the Market Price is published in a daily newspaper of national circulation.

   Upon determination of the actual number of shares of common stock to be issued for each $1,000 principal amount at maturity of LYONs in accordance with the foregoing provisions, we will publish such information on our web site on the World Wide Web.

   In addition to the above conditions, our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

  . the registration of the common stock under the Securities Act and the Exchange Act, if required; and

  . any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

   If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs to the holder entirely in cash. See "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption." We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of LYONs, except as described in the first sentence of this paragraph.

   In connection with any purchase offer, we will:

  . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then apply; and

  .   file Schedule TO or any other required schedule under the Exchange Act.

   Payment of the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the LYON will be made promptly following the later of the purchase date or the time of delivery of the LYON.

   If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

   Our ability to purchase LYONs with cash may be limited by the terms of our then existing borrowing agreements.

   No LYONs may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the purchase price with respect to such LYONs.

Change in Control Permits Purchase of LYONs by Danaher at the Option of the Holder

   In the event of any change in control, as defined below, occurring on or prior to January 22, 2004, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's LYONs in integral multiples of $1,000 principal amount at maturity at a price for each $1,000 principal amount at maturity of such LYONs equal to the issue price of such LYON plus the accrued original issue discount to the date of purchase.

   We will be required to purchase the LYONs as of the date that is 35 business days after the occurrence of such change in control (a "change in control purchase date").

   If prior to a change in control purchase date the LYONs have been converted to semiannual coupon LYONs following the occurrence of a Tax Event, we will be required to purchase the LYONs at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the change in control purchase date.

   Within 15 business days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

  .   the events causing a change in control;

  .   the date of such change in control;

  .   the last date on which the purchase right may be exercised;

  .   the change in control purchase price;

  .   the change in control purchase date;

  .   the name and address of the paying agent and the conversion agent;

  .   the conversion rate and any adjustments to the conversion rate;

  . that LYONs with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

  .   the procedures that holders must follow to exercise these rights.

   To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the change in control purchase date. The required purchase notice upon a change in control shall state:

  .   the certificate numbers of the LYONs to be delivered by the holder;

  . the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

  . that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.

   Any change in control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the change in control purchase date. The notice of withdrawal shall state:

  .   the principal amount at maturity being withdrawn;

  .   the certificate numbers of the LYONs being withdrawn; and

  . the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice.

   Payment of the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price for such LYON will be made promptly following the later of the change in control purchase date or the time of delivery of such LYON.

   If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

   Under the indenture, a "change in control" of Danaher is deemed to have occurred at such time as:

  . any person, including its affiliates and associates, other than us, our subsidiaries or our or their employee benefit plans, files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the voting power of our common stock or other capital stock into which the common stock is reclassified or changed, with certain exceptions; or

  . there shall be consummated any share exchange, consolidation or merger of Danaher pursuant to which the common stock would be converted into cash, securities or other property, in each case other than a share exchange, consolidation or merger of Danaher in which the holders of the common stock immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

   The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

   In connection with any purchase offer in the event of a change in control, we will:

  . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

  .   file Schedule TO or any other required schedule under the Exchange Act.

   The change in control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of Danaher. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

  .   to accumulate shares of common stock;

  . to obtain control of Danaher by means of a merger, tender offer, solicitation or otherwise; or

  . part of a plan by management to adopt a series of anti-takeover provisions.

   Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by the Initial Purchaser. The terms of the change in control purchase feature resulted from negotiations between the Initial Purchaser and us.

   We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

   No LYONs may be purchased by Danaher at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

Optional Conversion to Semiannual Coupon Note Upon Tax Event

   From and after the date of the occurrence of a Tax Event, we will have the option to elect to have interest in lieu of future original issue discount accrue at 2.375% per year on a principal amount per LYON (the "restated principal amount") equal to the issue price plus original issue discount accrued to the date of the Tax Event or the date on which we exercise the option described herein, whichever is later (the "option exercise date").

   Such interest shall accrue from the option exercise date and will be payable semiannually on the interest payment dates of January 22 and July 22 of each year to holders of record at the close of business on January 7 or July 7 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date. In the event that we exercise our option to pay interest in lieu of accrued original issue discount, the redemption price, purchase price and change in control purchase price on the LYONs will be adjusted, and no future contingent interest payments will be made. However, there will be no change in the holder's conversion rights.

   A "Tax Event" means that Danaher shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus, as a result of:

  . any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or

  . any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus there is more than an insubstantial risk that interest (including original issue discount and contingent interest, if any) payable on the LYONs either:

    (1) would not be deductible on a current accrual basis, or

    (2) would not be deductible under any other method, in either case in whole or in part, by Danaher (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

   The Clinton Administration has previously proposed to change the tax law to defer the deduction of original issue discount on convertible debt instruments until the issuer pays the interest. Congress has not yet enacted these proposed changes in the law.

   If a similar proposal were ever enacted and made applicable to the LYONs in a manner that would limit our ability to either

  . deduct the interest, including original issue discount and contingent interest, if any, payable on the LYONs on a current accrual basis, or

  . deduct the interest, including original issue discount and contingent interest, if any, payable on the LYONs under any other method for United States federal income tax purposes,

such enactment would result in a Tax Event and the terms of the LYONs would be subject to modification at our option as described above.

   The modification of the terms of LYONs by us upon a Tax Event as described above could possibly alter the timing of income recognition by holders of the LYONs with respect to the semiannual payments of interest due on the LYONs after the option exercise date. See "Certain United States Federal Income Tax Considerations."

Merger and Sales of Assets by Danaher

   The indenture provides that Danaher may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items,

  . the resulting, surviving or transferee person (if other than Danaher) is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

  . such person assumes all obligations of Danaher under the LYONs and the indenture; and

  . Danaher or such successor person shall not immediately thereafter be in default under the indenture.

   Upon the assumption of the obligations of Danaher by such a person in such circumstances, subject to certain exceptions, Danaher will be discharged from all obligations under the LYONs and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring on or prior to January 22, 2004 could constitute a change in control of Danaher permitting each holder to require Danaher to purchase the LYONs of such holder as described above.

Events of Default

   The following are events of default for the LYONs:

  . default in payment of the principal amount at maturity (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, the restated principal amount), issue price, accrued original issue discount (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, accrued and unpaid interest), redemption price, purchase price or change in control purchase price with respect to any LYON when such becomes due and payable;

  . default in payment of any contingent interest or of interest which becomes payable after the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, which default, in either case, continues for 30 days;

  . failure by Danaher to comply with any of its other agreements in the LYONs or the indenture upon receipt by Danaher of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding and Danaher's failure to cure (or obtain a waiver of) such default within 60 days after receipt by Danaher of such notice;

  . (A) the failure of Danaher to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the indenture means obligations (other than nonrecourse obligations) of Danaher for borrowed money or evidenced by bonds, debentures, notes or similar instruments ("Indebtedness") in an amount in excess of $30,000,000 and continuance of such failure, and (B) the acceleration of Indebtedness in an amount in excess of $30,000,000 because of a default with respect to such Indebtedness without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled in case of (A) or (B) above, for a period of 30 days after written notice to Danaher by the trustee or to Danaher and the trustee by the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding. However, if any such failure or acceleration referred to in (A) or (B) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred; or

  .   certain events of bankruptcy or insolvency affecting Danaher.

   If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of such declaration, and any accrued and unpaid interest (including contingent interest) through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the issue price of the LYONs plus the original issue discount accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

Backup Withholding and Information Reporting

   Information reporting will apply to payments of interest or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the LYONs or shares of common stock with respect to certain noncorporate holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the holder's federal income tax, provided that the required information is provided to the Internal Revenue Service.

Modification

   We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the LYONs with the consent of the holders of at least a majority in principal amount at maturity of the LYONs then outstanding. However, without the consent of each holder, no supplemental indenture may:

  . alter the manner of calculation or rate of accrual of original issue discount or interest (including contingent interest) on any LYON or extend the time of payment;

  . make any LYON payable in money or securities other than that stated in the LYON;

  .   extend the stated maturity of any LYON;

  . reduce the principal amount at maturity, issue price, redemption price, purchase price or change in control purchase price with respect to any LYON;

  . make any change that adversely affects the right of a holder to convert any LYON;

  . make any change that adversely affects the right to require us to purchase a LYON;

  . impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; and

  . change the provisions in the indenture that relate to modifying or amending the indenture.

   Without the consent of any holder of LYONs, we and the trustee may enter into supplemental indentures for any of the following purposes:

  . to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

  . to add to our covenants for the benefit of the holders of the LYONs or to surrender any right or power conferred upon us;

  .   to secure our obligations in respect of the LYONs;

  . to make any changes or modifications to the indenture necessary in connection with the registration of the LYONs under the Securities Act and the qualification of the LYONs under the Trust Indenture Act as contemplated by the indenture;

  .   to cure any ambiguity or inconsistency in the indenture.

   No supplemental indenture entered into pursuant to second, third, fourth or fifth bullets of the preceding paragraph may be entered into without the consent of the holders of a majority in principal amount at maturity of the LYONs, however, if such supplemental indenture may materially and adversely affect the interests of the holders of the LYONs.

   The holders of a majority in principal amount at maturity of the outstanding LYONs may, on behalf of the holders of all LYONs:

  . waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

  . waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid interest, accrued and unpaid contingent interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver shares of common stock upon conversion with respect to any LYON or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding LYON affected.

Discharge of the Indenture

   Danaher may satisfy and discharge its obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, if applicable after the LYONs have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the indenture by Danaher.

Calculations in Respect of LYONs

   We will be responsible for making all calculations called for under the LYONs. These calculations include, but are not limited to, determination of the market prices of the LYONs and of our common stock and amounts of contingent interest payments, if any, payable on the LYONs. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of LYONs. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Limitations of Claims in Bankruptcy

   If a bankruptcy proceeding is commenced in respect of Danaher, the claim of the holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding. In addition, the holders of the LYONs are effectively subordinated to the indebtedness and other obligations of Danaher's subsidiaries.

Information Concerning the Trustee

   SunTrust Bank is the trustee, registrar, paying agent and conversion agent under the indenture. We may maintain deposit accounts and conduct other banking transactions with the trustee in the normal course of business.

Governing Law

   The indenture and the LYONs are governed by, and will be construed in accordance with, the law of the State of New York.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

   This is a summary of certain United States federal income tax consequences relevant to holders of LYONs. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with LYONs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding LYONs in a tax-deferred or tax-advantaged account, or persons holding LYONs as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. Persons considering the purchase of the LYONs should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the LYONs arising under the laws of any other taxing jurisdiction.

   We do not address all of the tax consequences that may be relevant to a U.S. Holder (as defined below). In particular, we do not address:

  . the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of LYONs;

  . the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs;

  . persons who hold the LYONs whose functional currency is not the United States dollar;

  . any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs; or

  . any federal, state, local or foreign tax consequences of owning or disposing of the common stock.

   Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the LYONs and the common stock in light of your own circumstances.

   A U.S. Holder is a beneficial owner of the LYONs who or which is:

  .   a citizen or individual resident of the United States, as defined in
      Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

  . a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  . an estate if its income is subject to United States federal income taxation regardless of its source; or

  . a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as a U.S. Holder prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a holder of LYONs other than a U.S. Holder.

   No statutory, administrative or judicial authority directly addresses the treatment of the LYONs or instruments similar to the LYONs for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

   We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the LYONs and the common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the LYONs

   It is the opinion of special tax counsel, Shearman & Sterling, that the LYONs will be treated as indebtedness for United States federal income tax purposes and that the LYONs will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations).

Accrual of Interest on the LYONs

   Pursuant to the terms of the indenture, we and each holder of the LYONs agree, for United States federal income tax purposes, to treat the LYONs as debt instruments that are subject to the CPDI regulations. Pursuant to these regulations, U.S. Holders of the LYONs will be required to accrue interest income on the LYONs, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders will be required to include interest in taxable income in each year in excess of the accruals on the LYONs for non-tax purposes and in excess of any contingent interest payments actually received in that year.

   The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the LYONs that equals:

  (1) the product of (i) the adjusted issue price (as defined below) of the LYONs as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the LYONs, adjusted for the length of the accrual period;

  (2) divided by the number of days in the accrual period; and

  (3) multiplied by the number of days during the accrual period that the U.S. Holder held the LYONs.

   A LYON's issue price is the first price at which a substantial amount of the LYONs is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a LYON is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the LYONs.

   Shearman & Sterling, special tax counsel, has advised us that the term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the LYONs. Based in part on that advice, we intend to take the position that the comparable yield for the LYONs is 7.87%, compounded semiannually.

   The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the LYONs. This schedule must produce the comparable yield. The projected payment schedule includes estimates for certain dividend equivalent payments (i.e. payments of contingent interest) and an estimate for a payment at maturity taking into account the conversion feature.

   The comparable yield and the schedule of projected payments will be set forth in the indenture. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to: Danaher Corporation, 1250 24th Street, N.W., Suite 800, Washington, D.C. 20037,
Attention: Corporate Controller.

   For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the LYONs, unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

   The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder's interest accruals and adjustments thereof in respect of the LYONs for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the LYONs.

   Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the LYONs

   If, during any taxable year, a U.S. Holder receives actual payments with respect to the LYONs for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

   If a U.S. Holder receives in a taxable year actual payments with respect to the LYONs for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the LYONs for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the LYONs during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

   If a U.S. Holder purchases LYONs at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The U.S. Holder must reasonably allocate the adjustment over the remaining term of the LYONs by reference to the accruals of original issue discount at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the LYONs pro rata with the accruals of original issue discount at the comparable yield. You should consult your tax advisors regarding these allocations.

Sale, Exchange, Conversion or Redemption

   Generally, the sale or exchange of a LYON, or the redemption of a LYON for cash, will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the LYONs includes the receipt of stock upon conversion as a contingent payment with respect to the LYONs. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a LYON, or upon the redemption of a LYON where we elect to pay in common stock, as a contingent payment under the CPDI regulations. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, a conversion or such a redemption will also result in taxable gain or loss to the U.S. Holder. The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder's adjusted tax basis in the LYON. A U.S. Holder's adjusted tax basis in a LYON will generally be equal to the U.S. Holder's original purchase price for the LYON, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments previously made on the LYONs to the U.S. Holder. Gain recognized upon a sale, exchange, conversion or redemption of a LYON will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the LYON is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

   A U.S. Holder's tax basis in our common stock received upon a conversion of a LYON or upon a holder's exercise of a put right that we elect to pay in common stock will equal the then current fair market value of such common stock. The U.S. Holder's holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

Constructive Dividends

   If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the LYONs.

   For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

Treatment of Non-U.S. Holders

   Payments of contingent interest made to Non-U.S. Holders will not be exempt from United States federal income or withholding tax and, therefore, Non-U.S. Holders will be subject to withholding on such payments of contingent interest at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-U.S. Holder that is subject to the withholding tax should consult its tax advisors as to whether it can obtain a refund for a portion of the withholding tax, either on the grounds that some portion of the contingent interest represents a return of principal under the CPDI regulations, or on some other grounds.

   All other payments on the LYONs made to a Non-U.S. Holder, including a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the LYONs (other than gain attributable to accrued contingent interest payments), will be exempt from United States income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving interest described in section 881(c)(3)(A) of the Code; (ii) the statement requirement set forth in section 871(b) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below;
(iii) such Non-U.S. Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition, or such individual does not have a "tax home" (as defined in section 911(d)(3) of the Code) or an office or other fixed place of business in the United States; (iv) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States and (v) our common stock continues to be actively traded within the meaning of section 871(b)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE).

   The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a LYONs certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address.

   If a Non-U.S. Holder of the LYONs is engaged in a trade or business in the United States, and if interest on the LYONs is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular U.S. federal income tax on interest and on any gain realized on the sale or exchange of the LYONs in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding Tax and Information Reporting

   Payments of principal, premium, if any, and interest (including original issue discount) on, and the proceeds of dispositions of, the LYONs may be subject to information reporting and United States federal backup withholding tax at the rate of 31% if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against such U.S. Holder's United States federal income tax liability.

Tax Event

   The modification of the terms of the LYONs by us upon a Tax Event as described in "Description of LYONs--Optional Conversion to Semiannual Coupon Note Upon Tax Event," could possibly alter the timing of income recognition by the holders with respect to the semiannual payments of interest due after the option exercise date.

                            SELLING SECURITYHOLDERS

   The LYONs were originally issued by us and sold by the Initial Purchaser in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the LYONs listed below and the shares of common stock issued upon conversion of such LYONs. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

   The table below sets forth the name of each selling securityholder, the principal amount at maturity of LYONs that each selling securityholder may offer pursuant to this prospectus and the number of shares of common stock into which such LYONs are convertible. Unless set forth below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

   We have prepared the table below based on information given to us by the selling securityholders on or prior to March 12, 2001. However, any or all of the LYONs or shares of common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of LYONs or shares of common stock that will be held by the selling securityholders upon consummation of any such sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their LYONs since the date as of which the information in the table is presented.

   Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements. From time to time, additional information concerning ownership of the LYONs and shares of common stock may rest with certain holders thereof not named in the table below and of whom we are unaware.

                                                          Number of
                         Aggregate Principal              Shares of
                         Amount at Maturity  Percentage  Common Stock Percentage of
                          of LYONs That May   of LYONs   That May be   Common Stock
Name                           be Sold       Outstanding   Sold(1)    Outstanding(2)
----                     ------------------- ----------- ------------ --------------
KBC Financial Products
 USA....................    $  3,000,000         *           21,802         *
Morgan Stanley & Co.....      75,000,000          9.0%      545,070         *
Nomura Securities
 International, Inc.....       5,000,000         *           36,338         *
All other holders of
 LYONs or future
 transferees, pledgees,
 donees, assignees or
 successors of any such
 holders (3)(4).........    $746,823,000         90.0%    5,427,610        3.8%
                            ------------        -----     ---------        ---
Total...................    $829,823,000        100.0%    6,030,821        4.1%
                            ============        =====     =========        ===

--------
 *   Less than one percent (1%).
(1)   Assumes conversion of all of the holder's LYONs at a conversion rate of
      7.2676 shares of common stock per $1,000 principal amount at maturity of the LYONs. This conversion rate is subject to adjustment, however, as described under "Description of the LYONs--Conversion Rights." As a result, the number of shares of common stock issuable upon conversion of the LYONs may increase or decrease in the future.
(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 142,416,505 shares of common stock outstanding as of February 23, 2001. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's LYONs, but we did not assume conversion of any other holder's LYONs.
(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.
(4) Assumes that any other holders of LYONs, or any future pledgees, donees, assignees, transferees or successors of or from any such other holders of LYONs, do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the LYONs at the initial conversion rate.

                              PLAN OF DISTRIBUTION

   We are registering the LYONs and shares of common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the LYONs and the shares of common stock covered by this prospectus.

   We will not receive any of the proceeds from the offering of LYONs or the shares of common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the LYONs and shares of common stock beneficially owned by them and offered hereby from time to time:

  .   directly; or

  . through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the LYONs and common stock for whom they may act as agent.

   The LYONs and the common stock may be sold from time to time in one or more transactions at:

  .   fixed prices, which may be changed;

  .   prevailing market prices at the time of sale;

  .   varying prices determined at the time of sale; or

  .   negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the LYONs or shares of common stock offered by them hereby will be the purchase price of the LYONs or shares of common stock less discounts and commissions, if any.

   The sales described in the preceding paragraph may be effected in transactions:

  . on any national securities exchange or quotation service on which the LYONs and common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the common stock;

  .   in the over-the-counter market;

  . in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

  .   through the writing of options.

   These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

   In connection with sales of the LYONs and the shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the shares of common stock in the course of hedging their positions. The selling securityholders may also sell the LYONs and shares of common stock short and deliver LYONs and the shares of common stock to close out short positions, or loan or pledge LYONs and the shares of common stock to broker-dealers that in turn may sell the LYONs and the shares of common stock.

   To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the shares of common stock by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the LYONs and the shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the LYONs and the shares of common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

   The outstanding shares of common stock are listed for trading on the New York Stock Exchange.

   The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the LYONs or the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the LYONs or the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

   The LYONs were issued and sold in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act. We have agreed to indemnify the Initial Purchaser and each selling securityholder, and each selling securityholder has agreed to indemnify us, the Initial Purchaser and each other selling securityholder against specified liabilities arising under the Securities Act.

   The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the LYONs and the underlying shares of common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying shares of common stock to engage in market-making activities with respect to the particular LYONs and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the LYONs and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the LYONs and the underlying shares of common stock.

   We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

  . the sale, pursuant to the registration statement to which this prospectus relates or to the public pursuant to Rule 144, of all the securities registered thereunder; and

  . the expiration of the holding period applicable to the securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision.

   Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may prohibit offers and sales of LYONs and shares of common stock pursuant to the registration statement to which this prospectus relates.

                                 LEGAL MATTERS

   Certain legal matters regarding the LYONs are being passed upon for Danaher by Wilmer, Cutler & Pickering, Washington, D.C., counsel to Danaher, and by Shearman & Sterling, Washington, D.C., special tax counsel to Danaher.

                                    EXPERTS

   The consolidated financial statements of Danaher as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, included in Danaher's Annual Report on Form 10-K filed on March 21, 2000 and incorporated by reference in this document, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report appearing in the Form 10-K and incorporated by reference in this document. The consolidated financial statements referred to above have been incorporated herein in reliance on said reports given on the authority of such firm as experts in accounting and auditing.

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                                  $829,823,000

                    [Danaher Corporation Logo Appears Here]

                     Liquid Yield Option(TM) Notes due 2021
                             (Zero Coupon--Senior)

                              ------------------
                              P R O S P E C T U S
                              ------------------


                                 March 16, 2001

                   (TM)Trademark of Merrill Lynch & Co., Inc.

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